                                                         FILING PURSUANT TO RULE 425 OF THE
                                                         SECURITIES ACT OF 1933, AS AMENDED

                                                         FILER: NORTHROP GRUMMAN CORPORATION

                                                         SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                         FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                        (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with
respect to its offer to exchange all outstanding shares of TRW capital stock for
Northrop Grumman stock. These documents contain important information. TRW
shareholders should read these documents and any amendments or supplements
thereto before making any decision regarding the offer to exchange. Copies of
such documents may be obtained without charge at the SEC's website at
www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to
exchange, at 800-755-7250.

NORTHROP GRUMMAN

DEFINING THE FUTURE

NORTHROP GRUMMAN

DEFINING THE FUTURE



Northrop Grumman Annual Meeting

Fairmont Miramar Hotel • Santa Monica, CA
May 15, 2002

Kent Kresa
Chairman and Chief Executive Officer
Northrop Grumman Corporation

Safe Harbor Statement

Certain statements and assumptions in these materials contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the company's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, the ability to reduce the aggregate amount of debt carried by TRW and the company after giving effect to any mergers, divestitures or other transaction involving the companies and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and overall demand for ships, military and civilian electronic systems and support, military aircraft, information technology and electronic components, as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

2001-02 (Q1) – A Banner Year and Quarter





- Strategic Acquisitions: Litton, Aerojet General, Newport News
- Nation's 3rd Largest Defense Company; 100,000 Employees; 2002 Revenues of $18 Billion
- World's Largest Shipbuilder – $4 Billion in Revenues
- Won Joint Strike Fighter – Largest Defense Procurement; and Navy DD(X) Program
- Strength in New Senior Management
- Delivered Shareholder Value: Total Return of 23.3% in 2001-02 (Market Close on 5/10/02)

NORTHROP GRUMMAN
DEFINING THE FUTURE

2001 Financial Highlights





- Solid Financial Performance Driven by Acquisitions and Organic Growth
- Revenues Topped $13.5 Billion – up from $7.6 Billion in 2000
- Economic Earnings Rose 21% to $517 Million Versus $429 Million in the Year 2000
- Backlog of $21.5 Billion at Year End

Financial Highlights – First Quarter of 2002

- Sales More Than Doubled to $4.1 Billion from $2 Billion
- 81% Increase in Operating Sector Margin
- Economic Earnings Increased Nearly 70% - $170 Million Versus $101 Million in Last Year's First Quarter




88

Strong Defense Sector Outlook


US DoD Procurement & RDT&E
$BN
$140
$130
$120
$110
$100
$90
$80
$70
Appropriations
Outlays
*
*
*
1990
1993
1996
1999
2002E
2005E

Source: Department of Defense - National Defense Budget

* President's '03 request

- Transforming Technologies Leading to Changes in Tactics, Training and Organization
- NOC positioned in Key Areas
- 8% - 9% CAGR (2000-2005E) in Appropriations and Outlays
- Homeland Security Initiatives Increase Growth Rate

Strategic Framework


Most Likely Scenarios
Peace
Peace Keeping
Terrorism
Regional Conflict
Major Resurgent Power
GLOBAL FORCE PROJECTION / PRECISION STRIKE
SURVEILLANCE
TARGETING
SURVIVABILITY
INFORMATION WARFARE
HOMELAND SECURITY
MISSILE DEFENSE

Alignment With Customer Requirements

Northrop Grumman Core Competencies	21st Century Defense Needs	Northrop Grumman Programs
Large-Scale Integrated Systems	GLOBAL FORCE PROJECTION / PRECISION STRIKE	Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships
Design and Manufacture of Sophisticated Electronic Sensor Systems	SURVEILLANCE	JSTARS, E-2C Surveillance Aircraft, AWACS, Global Hawk
Naval Shipbuilding & Propulsion Systems	TARGETING	F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, Litening
Air Vehicle Design / Systems Integration	SURVIVABILITY	Electronic Warfare Aircraft, Radar and IR Jamming Systems
Stealth Technology	INFORMATION WARFARE	Intelligence, Infrastructure Protection, Information Assurance, Deepwater
Information Operations	HOMELAND SECURITY	SBIRS Low, SBIRS High, Integrated ISR
Navigation & Guidance Systems	MISSILE DEFENSE	

2001: Additional Major Strengths

- World's Largest Shipbuilder, Premier Provider of Airborne Radar, and Premier Supplier of Information Technology to the Federal Government
- $3 Billion in Sales Added to Electronic Systems and Information Technology
- Superior Systems Skills in All Military Domains from Undersea to Space
- Became a Market Leader in the Network-Based Systems that Will Define the Future Combat Environment

Building Shareholder Value

NORTHROP GRUMMAN

DEFINING THE FUTURE

New Management Team

OFFICE OF THE CHAIRMAN



Kent Kresa
CHAIRMAN AND CEO



Ron Sugar
PRESIDENT AND COO

SIX OPERATING SECTORS AND PRESIDENTS

Electronic Systems



Bob Iorizzo
PRESIDENT

Information Technology



Herb Anderson
PRESIDENT

Integrated Systems



Scott Seymour
PRESIDENT

Newport News



Tom Schievelbein
PRESIDENT

Ship Systems



Phil Dur
PRESIDENT

Component Technologies



Frank Brandenberg
PRESIDENT

NORTHROP GRUMMAN
DEFINING THE FUTURE

Geographic Presence



- Integrated Systems
- Information Technology
- Electronic Systems
- Component Technologies
- Ship Systems
- Newport News

Top Employer - State

Virginia	26,000
Mississippi	11,200
Maryland	11,000
Louisiana	6,400

Major Employer - State

California	14,000
Florida	3,700
New York	2,550

Other States

Illinois	2,290
Mass.	1,940
Texas	1,900
Missouri	960
Colorado	870
Ohio	840
N. Carolina	830
Connecticut	800

International Locations include:

- United Kingdom
- France
- Germany
- Italy
- Japan
- Malaysia
- Singapore
- Norway
- China
- Taiwan
- Brazil
- Canada

- 100,000 Worldwide Employees
- 44 States
- 25 International Offices

2001 - 02 Major Operational Successes

- Our Products Excelled in Operation Enduring Freedom
- Won Joint Strike Fighter and DD(X) Programs





Building Shareholder Value

NORTHROP GRUMMAN

DEFINING THE FUTURE

Market Leadership in Key Business Areas

	Electronic Systems	Information Technology	Integrated Systems	Ship Systems / Newport News	Component Technologies
2001	$4.7 B	$3.8 B	$3.0 B	$1.9 B	$0.4 B
2004E	~$6.5 B	~$5.0 B	~$4.0 B	~$5.5 B	~$1.0 B

Electronic Systems
- Airborne Radars
- C^4ISR
- Electronic Warfare
- Navigation & Guidance
- Military Space

Information Technology
- C^4ISR
- Government IT Infrastructure
- Science & Technology
- Information Security / Assurance
- Enterprise Solutions

Integrated Systems
- Air Combat
  - Tactical
  - Long Range
  - Unmanned
- Airborne Early Warning & Surveillance
- Air-to-Ground Surveillance
- Airborne Jamming

Ship Systems / Newport News
- Naval Systems Integrator
- Aircraft Carriers
- Attack Submarines
- Surface Combatants
- Amphibious Assault Ships
- Double-hulled Crude Tankers
- Auxiliary Ships

Component Technologies
- Interconnect Technologies & Services
- Motion Technology

Strategy-Driven Transformation


$5.4B - 1993
11%
7%
82%
~$18B – 2002E
4%
14%
31%
10%
17%
24%
Electronic Systems
Information Technology
Integrated Systems
Ship Systems
Newport News
Component Technologies

Strategy Has Grown Enterprise Value


Total Enterprise Value = Market Capitalization + Net Debt
$ (Billion)
20
18
16
14
12
10
8
6
4
2
0
• LMT Announces Acquisition of NOC
• Failed LMT Merger
• Commercial Aerostructures Performance (Since Divested)
• Overall Aerospace Industry Stocks Depressed
1st Qtr 1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Economic Earnings

- Good Surrogate for Cash Generating Capacity Over Several Years
- Target of $6.60 – $7.10 EEPS in 2002, Reflecting 13-21% Growth
- Target of 10 – 20% EEPS Growth in 2003


Economic EPS*
$8
$6
$4
$2
$0
$ Per Share
1998
1999
2000
2001
2002E

*Reported EPS Less Amortization and Pension Income

TRW – Why Acquisition Makes Sense

- **TRW Strengths**
  - Spacecraft Systems – Principal Added Capability
  - Electronic Communications Systems
  - High Energy Lasers
  - Information Technology and Architecture
- **Benefits of Combination**
  - Stronger Contributor to Satellite Systems and Missile Defense
  - Stronger Electronics Capabilities
  - Complementary IT Strengths
- **Adds Important Prime Node**
- **Straightforward Integration – Initially a Separate Sector**
- **$26 - $27 Billion 2003 Estimated Sales – Following Automotive Separation**

Summary

- Right Capabilities – Right Place and Time
- Major Contributor to 21st Century National Defense
- Managed for Shareholder Value Growth
- TRW Enhances Portfolio and Benefits Customer, Employees and Shareholders








NORTHROP GRUMMAN

DEFINING THE FUTURE